5/17

04030172

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Reef Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 4331 FISCAL YEAR 11-30-03

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/18/04

File No 82-4331

RECEIVED
2004 MAY 17 A 9:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UNITED REEF LIMITED

AR/S
11-30-03

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2003

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

CHARTERED ACCOUNTANTS

3160 STEELES AVENUE EAST SUITE 300 MARKHAM ONTARIO L3R 3Y2 TEL (905) 475-2222 1-888-563-6868 FAX (905) 475-9360 E-Mail: accountants@kbgca.com

AUDITORS' REPORT

To the Shareholders of
UNITED REEF LIMITED

We have audited the balance sheet of **UNITED REEF LIMITED** as at November 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly the financial position of the company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Kraft, Berger, Grill, Schwartz, Cohen & March LLP

KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
Chartered Accountants

Toronto, Ontario
January 7, 2004 (Except for Note 9 which is as at February 16, 2004)

UNITED REEF LIMITED

Balance Sheet

(Expressed in Canadian dollars)

November 30,	2003	2002
ASSETS		
Current		
Cash	$ 165,983	$ 22,048
Prepaid expenses and sundry receivables	6,221	6,177
	172,204	28,225
Investment in AXMIN Inc. (Note 3)	20,833	98,123
Investment in exploration properties (Note 4)	125,589	27,175
	$ 318,626	$ 153,523
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 14,987	$ 36,350
Loan payable to a related party	-	25,040
Due to a related party (Notes 5 and 9(b))	80,166	16,359
	95,153	77,749
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6(b))	17,513,583	17,127,558
Shares to be issued	-	326,025
Deficit	(17,290,110)	(17,377,809)
	223,473	75,774
	$ 318,626	$ 153,523

See accompanying notes to the financial statements.

Approved on behalf of the Board

"Signed" "Signed"

Michael D. Coulter, Director

Mousseau Tremblay, Director

UNITED REEF LIMITED
Statement of Operations and Deficit

(Expressed in Canadian dollars)

For the years ended November 30,	2003	2002
Revenue	$ -	$
Expenses		
Administration	$ 94,158	$ 66,598
Management fees (Note 9(b))	75,000	-
Insurance	4,557	1,897
Shareholder information and filing fees	26,100	8,478
Transfer Agent	9,480	5,103
Legal	26,100	5,000
Advertising	5,300	469
Loss before the following	(240,695)	(87,545)
Write off of exploration and research expenditures	(12,031)	(17,143)
Gain on sale of AXMIN shares	322,083	46,954
Gain on settlement of debt	18,342	11,550
Central African Republic recoveries, net	-	23,055
Net income (loss) for the year	87,699	(23,129)
DEFICIT, beginning of the year	(17,377,809)	(17,354,680)
DEFICIT, end of the year	$ (17,290,110)	$ (17,377,809)
Income (loss) per share for the year (Note 6(e))	$ 0.01	$ (0.00)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)

For the years ended November 30,	2003	2002
Operating activities		
Net income (loss) for the year	$ 87,699	$ (23,129)
Recoveries of Central African Republic expenditures, net	-	(23,055)
Write off exploration and research expenditures	12,031	17,142
Gain on sale of AXMIN shares	(322,083)	(46,954)
Gain on settlement of debt	(18,342)	(11,550)
	(240,695)	(87,546)
Non-cash items:		
Prepaid and sundry receivables	(44)	8,073
Accounts payable and accrued liabilities	(3,021)	(108,499)
	(243,760)	(187,972)
Investing activities		
Proceeds on sale of AXMIN shares	399,373	55,333
Expenditures on resource properties	(110,445)	(69,305)
Net proceeds on sale of mining equipment	-	50,000
Decrease in investment in AXMIN	-	(25,640)
	288,928	10,388
Financing activities		
Issuance of common shares	386,025	-
Shares to be issued	(326,025)	326,025
Increase (decrease) in loan payable to a related party	(25,040)	25,040
Increase (decrease) in amounts due to a related party	63,807	(196,182)
	98,767	154,883
Change in cash	143,935	(22,701)
CASH, beginning of year	22,048	44,749
CASH, end of year	$ 165,983	$ 22,048

See accompanying notes to the financial statements.

1. **Nature of Operations**

United Reef Limited (the "Corporation") is a Canadian mineral exploration company which is presently exploring a past producing nickel-copper property in the Sudbury area, Ontario.

2. **Summary of Significant Accounting Policies**

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Exploration properties

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. The amount shown for non-producing resource properties do not necessarily reflect present or future values.

Reclamation costs

Expenditures relating to on-going environmental and reclamation programs on properties under development are treated as part of the corresponding exploration and development costs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Investments

Long-term investments are recorded at cost less any provision for an other than temporary decline in market value.

3. **Investment in AXMIN Inc. ("AXMIN")**

At November 30, 2003, the Corporation held 200,000 (2002 - 1,104,054) common shares of AXMIN. AXMIN's common shares trade on the TSX Venture Exchange under the symbol AXM. AXMIN's shares closed at $1.40 on November 28, 2003, the date the shares last traded prior to the Corporation's year end.

AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Corporation holds a 2% net smelter royalty on their CAR project.

4. Investment in Exploration Properties

The Corporation holds a 100% interest in 12 patented mining claims (the "Patented Claims") located in Foy Township, Sudbury Mining Division, Ontario. During the year the Corporation staked 5 additional claims (15 units) covering approximately 525 acres contiguous to the northern boundary of the Patented Claims.

5. Due to a Related Party

During the year, the Corporation incurred expenses in the amount of $70,613 (2002 - $36,923) for rent, accounting, secretarial and administrative services provided by a company whose shareholders are the President and Secretary of the Corporation. The Corporation was indebted to this company for $80,166 (2002 - $16,359) at year-end which includes an accrual of $75,000 (2000 – Nil) for management fees pursuant to an agreement reached on February 5, 2004. See Note 9(b) – Subsequent Events.

6. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital*:

Common Shares	Number of Common Shares	Amount
Balance at November 30, 2001 and 2002	39,262,203	$17,127,558
Issued for cash (private placements)	1,275,000	127,500
Issued in settlement of debt (private placements)	2,585,250	258,525
Balance at November 30, 2003	43,122,453	$17,513,583

During November, 2002, the Corporation began negotiations to undertake an offering (the "Offering") of up to 8,000,000 units of the Corporation at a price of $0.10 per unit, each unit being comprised of one common share and one-half of one common share purchase warrant exercisable at a price of $0.20 for 18 months (the "Units"). Messrs. Becker-Fluegel and Tremblay, directors of the Corporation, subscribed for 345,000 Units and 330,000 Units, respectively, under the Offering. Their aggregate cash subscriptions of $67,500 were received prior to the 2002 year end and the Units were issued on March 6, 2003. Effective June 9, 2003 the exercise price of the share purchase warrants being issued under the Offering was reduced to $0.15.

At November 30, 2002, the Corporation had entered into agreements to settle an aggregate of $258,525 in debt (the "Debt Settlements") through the issuance by the Corporation of 2,585,250 Units (these Units are included in the 8,000,000

Units referred to above) to certain of its creditors on the same terms as the Offering. Included in this amount was $75,000 owed to M.D. Coulter & Associates Inc. ("MDC") in respect of rent, administrative, accounting and secretarial services provided to the Corporation and disbursements in respect of such services by MDC. Effective March 6, 2003 the Debt Settlements were finalized and the Units issued.

Effective June 16, 2003 the Corporation closed a further subscription for $60,000 under the Offering.

The Corporation is continuing to solicit subscriptions for the remaining Units available under the Offering.

See Note 9(b) – Subsequent Events.

(c) *Common Share Purchase Warrants:*

At November 30, 2003 the Corporation had 1,930,124 (2002 – Nil) common share purchase warrants outstanding which are exercisable at $0.15 per common share. 1,630,124 of these expire on September 6, 2004 and the balance of 300,000 expire on December 12, 2004. No warrants were exercised during the year.

(d) *Common Share Purchase Options:*

The Corporation has an incentive stock option plan which governs the granting and exercise of options issued to directors, officers and employees of the Corporation. There were no stock options outstanding pursuant to the plan during 2003 or 2002. See Note 9(a) – Subsequent Events.

(e) *Net Income (Loss) Per Share*

Net income (loss) per share is calculated using the weighted average number of shares outstanding during the period which was 41,956,728 shares (2002-39,262,203).

7. Income Taxes

The major components of the future tax assets and liabilities classified by the source of temporary differences that gave rise to the benefit are as follows:

	2003	2002
Assets		
Net operating losses (expiring 2004-2009)	$ 695,000	$ 805,000
Net capital losses (unlimited)	2,309,000	2,290,000
Canadian exploration and development expenses	418,000	364,000
Foreign exploration and development expenses	409,000	409,000
Total	3,831,000	3,868,000
Valuation allowances	(3,831,000)	(3,868,000)
	$ -	$ -

In assessing the reliazability of the future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets and liabilities is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes it is more likely than not the corporation will not realize the benefits of these deductible differences at November 30, 2003.

As at the year-end, the Corporation had the following approximate tax loss carryforwards available, to the extent permitted by tax regulations, to reduce future income taxes:

(a) *Non-Capital Losses*
The Corporation has non-capital losses carried forward of approximately $1,389,000 available, for income tax purposes, to reduce future years' taxable income. These losses expire in the years 2004 to 2009.

(b) *Net Capital Losses*
The Corporation has net capital losses carried forward of approximately $4,618,000 available indefinitely, for income tax purposes, to reduce future years' taxable capital gains.

(c) *Canadian Exploration and Development Expenses*
The Corporation has Canadian Exploration and Development expenses of approximately $837,000 available, for income tax purposes, to reduce future income from resource properties.

(d) *Foreign Exploration and Development Expenses*
The Corporation has Foreign Exploration and Development expenses of approximately $818,000 available, for income tax purposes, to reduce future foreign income from resource properties.

8. Financial Instruments

The carrying amounts reflected in the balance sheets for sundry receivable, accounts payable and accrued liabilities approximates the fair values due to the short maturities of these instruments.

9. Subsequent Events

a) Pursuant to the terms of the Corporation's Stock Option Plan, effective December 4, 2003 the Corporation granted 2,400,000 options to acquire common shares to directors, officers, employees and consultants of the Corporation. The options are exercisable at $0.15 per share and expire on December 3, 2006.

b) On February 5, 2004 the Corporation accepted a proposal from M.D. Coulter & Associates Inc. ("MDC"), a company owned by the President and Secretary of the Corporation, to settle management fees relating to the period September 1, 2002 through November 30, 2003, a period of fifteen months at a fee of $5,000 per month. The management fee is for the services of the President provided to the Corporation by MDC. Based on previous agreements and settlements reached between the Corporation and MDC the management fee was suspended in March 1999. The Corporation has accrued an amount of $75,000 at year-end. MDC has agreed to accept settlement of this amount by the issue of 500,000 common shares of the Corporation valued at $0.10 per share and payment of the balance in cash. The shares were issued on February 16, 2004. A monthly management fee of $5,000 for the services of the President was re-instated effective December 1, 2003.